Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                              (919) 379-4300

Alliance One International Reports Fiscal Year 2015 Second Quarter Results

Morrisville, N.C. - November 4, 2014 - Alliance One International, Inc. (NYSE: AOI) today announced results for its second fiscal quarter ended September 30, 2014.

Highlights

➢ Gross profit as a percentage of sales improved to 12.1% from 12.0%, despite sales decreasing as expected, 15.8% to $589.8 million on weather conditions, building global market oversupply and deconsolidation of a subsidiary.

➢ Income before taxes and other items improved $45.6 million to $8.4 million including a reserve for customer receivables and lower of cost or market adjustments on inventory this year and $55.6 million of refinancing costs last year.

➢ Interest expense decreased 10.1% to $28.5 million driven by reduced average debt levels, as a result of continued focus on working capital efficiency, lower market prices paid to suppliers and a new joint venture.

➢ Inventory levels are well positioned, down $8.4 million to $976.4 million when compared to last year.

➢ Total debt less cash decreased $130.6 million to approximately $1,230.7 million, driven by attention to working capital including emphasis on inventory, as well as a new joint venture.

➢ Internal forecast points to similar revenue and improved core income before taxes and other items for the full fiscal year compared to the prior year.

President and Chief Executive Officer's Comments

Pieter Sikkel, President and Chief Executive Officer, said, "Challenging conditions identified at the end of fiscal year 2014 remained in the first half of this year. These included adverse weather in some regions during growing and harvesting that delayed purchasing tobacco from suppliers and building global oversupply. Market prices paid for tobacco from suppliers remains generally below last season resulting in a reduction in cost per kilo this quarter of approximately 2.1% to $4.60 per kilo.

"As anticipated, the slow start to buying reduced first quarter sales versus last year and has had the same impact through the second quarter. For the second quarter, kilos sold reduced 16.7% to 107.1 million and revenues declined 15.8% to $589.8 million versus last year, which are in line with internal expectations. Our internal forecast for the full year estimates similar revenue and improved core income before taxes and other items.

"For the quarter, income before taxes and other items improved $45.6 million to $8.4 million and included a $5.5 million reserve for customer receivables and lower of cost or market adjustments on inventory. Last year's results included $55.6 million of debt retirement expense mainly related to our refinancing.

"Tobacco markets, globally, are in oversupply and we are well positioned with a controlled quarter end inventory level of $976.4 million, down $8.4 million compared to last year. Our net debt this year also decreased $130.6 million to approximately $1,230.7 million and we plan to work on further year-over-year reductions as we move forward.

Mr. Sikkel, concluded, "We will continue to invest carefully where appropriate returns are achievable, incorporating further improvements to sustainability and social responsibility initiatives. Many key customers value these global initiatives and are beginning to monitor how we measure our success and areas for improvement. Developed sustainability and social responsibility programs are becoming requirements to be a leaf supplier for many manufacturers. As such, controlled investment in these core areas with focus on our customers' longer term requirements should improve our results and increase shareholder value."

Performance Summary for the Second Fiscal Quarter Ended September 30, 2014

Total sales and other operating revenues decreased 15.8% to $589.8 million as anticipated, primarily due to a 16.7% decrease in volumes. Reduced volumes were mainly a result of weather conditions in certain regions of Brazil during growing and harvesting, increasing global tobacco oversupply and deconsolidation of a Brazilian subsidiary following completion of a joint venture in March 2014.

As a consequence of the oversupply, market based prices paid to tobacco suppliers in Brazil and Africa are lower this year resulting in lower average sales prices and average tobacco costs on a per kilo basis to customers. Product and customer mix in Asia and Europe also caused lower average sales prices and average tobacco costs on a per kilo basis. The combination of these factors led to a gross profit decrease of 14.9% to $71.5 million, while gross profit as a percentage of sales improved from 12.0% to 12.1% to this year.

Selling, general and administrative expenses ("SG&A") increased $1.4 million to $36.0 million mainly due to a reserve for customer receivables that was partially offset by lower compensation costs, professional fees and amortization related to internally developed software.

Asset impairment charges this year are attributed to machinery and equipment at our previous U.S. cut rag facility. Those assets will not be utilized in our new state-of-the-art-facility. The prior year included restructuring and asset impairment charges attributable to additional employee termination costs, mainly in South America. As anticipated, due to the changes in our results, operating income for the quarter decreased 26.9% to $35.3 million, when compared with the prior year.

Last year, we refinanced our 10% senior notes and purchased $60.0 million of our convertible notes. As a result, one-time debt retirement costs of $55.6 million were recorded including $21.1 million of accelerated amortization of debt issuance costs and recognition of original issue discount related to the 10% senior notes.

Our interest costs decreased from the prior year related primarily to lower average borrowings due to continued focus on working capital efficiency, lower market prices paid to suppliers and a new joint venture, partially offset by higher average rates.

Cash taxes paid increased $0.5 million to $4.3 million and our effective tax rate was 135.2% this year compared to (27.7)% last year. The variance in the effective tax rate between this year and last year is mainly related to net exchange losses on income tax accounts, lower foreign income tax rates and certain losses for which no tax benefit has been recorded.

For the second quarter ended September 30, 2014, the Company reported a net loss of ($1.9) million, or ($0.02) per basic share, compared to net loss of ($46.0) million, or ($0.53) per basic share, last year.

Additionally, for the six months ended September 30, 2014, the Company reported a net loss of ($20.5) million, or ($0.23) per basic share, compared to a net loss of ($82.8) million or ($0.95) per basic share for the same period of the prior fiscal year.

Included in the net loss for the quarter ended September 30, 2014 was a lower of cost or market adjustment on inventory, reserve on certain accounts receivable, and restructuring and asset impairment expense that after adjusting for tax, negatively impacted earnings per basic share ($0.06). Additionally, included in the net loss for the six months year-to-date period ended September 30, 2014 was a lower of cost or market adjustment on inventory, reserve on certain accounts receivable, and restructuring and asset impairment expense that after adjusting for tax, negatively impacted earnings per basic share ($0.08).

Liquidity and Capital Resources

As of September 30, 2014, available credit lines and cash were $723.5 million, comprised of $109.6 million in cash and $613.9 million of credit lines, of which $210.3 million was available under the U.S. revolving credit facility for general corporate purposes, $391.0 million of foreign seasonal credit lines, $1.6 million of other long term debt lines and $11.0 million exclusively for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities and outstanding public notes, as they may permit.

Fiscal Year 2015 Second Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its second fiscal quarter ended September 30, 2014, on November 5, 2014 at 5:00 p.m. EST. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 8:00 p.m. EST, November 5 through 8:00 p.m. November 10, 2014. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 1199717. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Three and Six Months Ended September 30, 2014 and 2013

(Unaudited)

(in thousands, except per share data)	Three Months Ended September 30,		Six Months Ended September 30,	
	2014	2013	2014	2013
Sales and other operating revenues	$ 589,815	$ 700,680	$ 838,832	$ 1,084,567
Cost of goods and services sold	518,332	616,710	732,245	972,103
Gross profit	71,483	83,970	106,587	112,464
Selling, general and administrative expenses	36,000	34,641	67,325	70,132
Other income (expense)	327	(499)	1,127	745
Restructuring and asset impairment charges	500	580	500	2,776
Operating income	35,310	48,250	39,889	40,301
Debt retirement expense	-	55,582	-	55,599
Interest expense	28,495	31,684	55,417	60,527
Interest income	1,574	1,859	2,925	3,845
Income (loss) before income taxes and other items	8,389	(37,157)	(12,603)	(71,980)
Income tax expense	11,345	10,291	8,431	11,159
Equity in net income of investee companies	1,039	1,362	554	320
Net loss	(1,917)	(46,086)	(20,480)	(82,819)
Less: Net income (loss) noncontrolling interests	(7)	(104)	48	25
Net loss Alliance One International, Inc.	$ (1,910)	$ (45,982)	$ (20,528)	$ (82,844)
Earnings loss per share:				
Basic	$ (0.02)	$ (0.53)	$ (0.23)	$ (0.95)
Diluted	$ (0.02)	$ (0.53)	$ (0.23)	$ (0.95)
Weighted average number of shares outstanding:				
Basic	88,233	87,570	88,113	87,522
Diluted	88,233	87,570	88,113	87,522